UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Ching Tao

Name:	Ching Tao
Title:	Chief Financial Officer

Date: March 18, 2015

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.2 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2014

SHANGHAI, CHINA — March 16, 2015 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management service provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China, today announced its unaudited financial results for the fourth quarter of 2014 and the full year ended December 31, 2014.

During the past two years, the Company has gradually transitioned from a wealth management consulting services provider to an integrated financial group with capabilities in wealth management, asset management and internet finance. In addition, in order to better reflect such transition, the Company has adjusted its internal organizational and corporate structures in the fourth quarter of 2014. In line with current business operations and corporate strategy, starting from the fourth quarter of 2014, the Company will present breakdowns of its financial results into three business segments: wealth management, asset management and internet finance. Financial results for the corresponding periods in 2013 are also broken down according to the three business segments, in order to provide clearer comparison against the 2014 numbers.

FOURTH QUARTER 2014 FINANCIAL HIGHLIGHTS

•	Net revenues in the fourth quarter of 2014 were US$63.3 million, a 39.2% increase from the corresponding period in 2013.

(US$ million)	Q4 2013	Q4 2013 Segment %	Q4 2014	Q4 2014 Segment %	YoY Change
Wealth management	37.1	81.7%	50.6	80.0%	36.3%
Asset management	8.3	18.3%	11.4	18.1%	37.7%
Internet finance	—	—	1.2	1.9%	—

Total net revenues	45.4	100.0%	63.3	100.0%	39.2%

•	Income from operations in the fourth quarter of 2014 was US$17.8 million, a 34.2% increase from the corresponding period in 2013.

(US$ million)	Q4 2013	Q4 2013 Segment %	Q4 2014	Q4 2014 Segment %	YoY Change
Wealth management	10.3	77.4%	20.5	115.2%	97.9%
Asset management	3.0	22.6%	2.0	11.2%	(31.1%)
Internet finance	—	—	(4.7)	(26.4%)	—

Total income from operations	13.3	100.0%	17.8	100.0%	34.2%

•	Net income attributable to Noah shareholders in the fourth quarter of 2014 was US$14.8 million, a 10.2% increase from the corresponding period in 2013. Non-GAAP[1] net income attributable to Noah shareholders in the fourth quarter of 2014 was US$15.5 million, a 6.5% increase from the corresponding period in 2013.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.

FULL YEAR 2014 FINANCIAL HIGHLIGHTS

•	Net revenues in the full year 2014 were US$247.9 million, a 51.3% increase from 2013.

(US$ million)	FY 2013	FY 2013 Segment %	FY 2014	FY 2014 Segment %	YoY Change
Wealth management	141.0	86.0%	185.8	75.0%	31.8%
Asset management	22.8	14.0%	59.3	23.9%	160.2%
Internet finance	—	—	2.7	1.1%	—

Total net revenues	163.8	100.0%	247.9	100.0%	51.3%

•	Income from operations in the full year 2014 was US$89.7 million, a 48.1% increase from 2013.

(US$ million)	FY 2013	FY 2013 Segment %	FY 2014	FY 2014 Segment %	YoY Change
Wealth management	51.7	85.3%	72.2	80.5%	39.6%
Asset management	8.9	14.7%	27.7	30.9%	211.8%
Internet finance	—	—	(10.2)	(11.4%)	—

Total income from operations	60.6	100.0%	89.7	100.0%	48.1%

•	Net income attributable to Noah shareholders in the full year 2014 was US$72.4 million, a 40.8% increase from 2013. Non-GAAP net income attributable to Noah shareholders in the full year 2014 was US$77.7 million, a 37.1% increase from 2013.

FOURTH QUARTER 2014 AND FULL YEAR 2014 OPERATIONAL UPDATES

Wealth Management Business

Through its wealth management business, the Company provides global wealth investment and asset allocation services to high net worth individuals and enterprises in China.

•	Total number of registered clients as of December 31, 2014 increased by 31.9% year-over-year to 70,557; this figure includes 67,724 registered individual clients, 2,714 registered enterprise clients and 119 wholesale clients that have entered into cooperation agreements with the Company.

•	Total number of active clients[2] during the fourth quarter of 2014 was 3,529, a 20.6% increase from the corresponding period in 2013. The aggregate value of wealth management products distributed by the Company during the fourth quarter of 2014 was US$1.9 billion (approximately RMB11.8 billion)[3], a 4.0% increase from the corresponding period in 2013. Of this aggregate value, fixed income products accounted for 63.2%, private equity fund products accounted for 19.2%, and other products, including mutual fund products, private securities investment funds, equity linked products and insurance products, accounted for 17.6%. The average transaction value per client[4] in the fourth quarter of 2014 was US$0.5 million (approximately RMB3.4 million), a 13.8% decrease from the corresponding period in 2013 due to a change of product mix.

•	Total number of active clients for the full year 2014 was 9,010, a 39.8% increase from 2013. The aggregate value of wealth management products distributed by the Company in the full year 2014 was US$10.3 billion (approximately RMB63.4 billion), a 42.4% increase from 2013. Of this aggregate value, fixed income products accounted for 63.5%, private equity fund products accounted for 18.9%, and other products, including mutual fund products, private securities investment funds, equity linked products and insurance products, accounted for 17.6%. The average transaction value per client for the wealth management business for the full year 2014 was US$1.1 million (approximately RMB7.0 million), a 2.0% increase from 2013.

•	Coverage network as of December 31, 2014 included 94 branches and sub-branches covering 63 cities, up from 91 branches and sub-branch offices covering 60 cities as of September 30, 2014. The number of relationship managers was 779 as of December 31, 2014, up from 569 as of December 31, 2013 and 775 as of September 30, 2014.

[2]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period.
[3]	The amount in RMB was translated into U.S. dollars using the average rate for the fourth quarter of 2014 as set forth in the H.10 statistical release of the Federal Reserve Board.
[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

Asset Management Business

The Company’s asset management business focuses on managing and developing financial products, mainly including fund of funds in private equity, real estate, hedge funds, credit products and family office business denominated in both Renminbi and U.S. dollars.

•	Total assets under management as of December 31, 2014 were US$8.1 billion (approximately RMB49.7 billion), a 62% increase from the end of 2013. Of this aggregate value, real estate funds and real estate fund of funds accounted for 62% compared to 77% as of the end of 2013, private equity fund of funds accounted for 21% compared to 13% as of the end of 2013, and secondary market equity fund of funds and other fixed income fund of funds accounted for 17% compared to 10% as of the end of 2013.

Internet Finance Business

Through its internet finance business, the Company provides financial product and services to white-collar professionals in China through a self-developed internet financial platform.

•	The aggregate value of wealth management products distributed by the Company through its internet platform for the full year 2014 was US$227.7 million (approximately RMB1.4 billion). Total number of enterprise clients as of December 31, 2014 was 205.

“We are pleased to deliver robust growth in the fourth quarter and exceed our guidance with non-GAAP net income of US$77.7 million for the full year,” said Ms. Jingbo Wang, Co-founder, Chairwoman of the Board of Directors and Chief Executive Officer. “In 2014, we continued to diversify our offerings in three core business lines and across asset classes. We also remained committed to developing proprietary products and services to meet our clients’ evolving needs as we expanded into overseas asset management and internet finance. With our leading network of relationship managers, diversified product portfolio, and loyal and rapidly growing client base, we are confident that Noah is well-positioned to benefit from the huge potential of the wealth and asset management sectors in China,” Ms. Wang added.

Mr. Kenny Lam, President of Noah, said, “Looking to 2015, with the continued strength from our established wealth management and asset management businesses as well as rapid growth from our internet finance business, we are establishing a world class platform to provide our clients with integrated financial products and services. We believe our strategic focus on enhancing our operational efficiency and capabilities, developing new growth drivers and strengthening our talent pool and brand positioning will support our sustainable development over the long term.”

FOURTH QUARTER 2014 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2014 were US$63.3 million, a 39.2% increase from the corresponding period in 2013, due to increases in both one-time commission revenues and recurring service fees for the fourth quarter of 2014.

•	For the wealth management business, net revenues from one-time commissions for the fourth quarter of 2014 were US$26.3 million, a 45.9% increase from the corresponding period in 2013, primarily due to an increase in transaction value and average commission rate. Net revenues from recurring service fees for the fourth quarter of 2014 were US$22.4 million, a 28.5% increase from the corresponding period in 2013, mainly due to the cumulative effect of private equity funds previously distributed by the Company.

•	For the asset management business, net revenues from one-time commissions for the fourth quarter of 2014 were nil compare to US$0.6 million in the corresponding period in 2013. Net revenues from recurring service fees for the fourth quarter of 2014 were US$11.0 million, a 38.1% increase from the corresponding period in 2013, mainly due to the increase in assets under management by the Company since the second half of 2012. Net revenues from other service fees for the fourth quarter of 2014 were US$0.5 million, which mainly include performance-based income. We received and recognized performance-based income for the first time in 2014.

•	Net revenues from the internet finance business for the fourth quarter of 2014 were US$1.2 million, presented as other service fees.

Operating cost and expenses

Operating cost and expenses for the fourth quarter of 2014, including compensation and benefits, selling expenses, G&A expenses, other operating expenses and government subsidies, were US$45.4 million, a 41.3% increase from the corresponding period in 2013.

•	Operating cost and expenses of the wealth management business for the fourth quarter of 2014 were US$30.2 million, a 12.5% increase from the corresponding period in 2013. As part of the new segmentation, compensation and benefits are reclassified from each line items of operating cost and expenses to be presented as a separate line item. Comparable data of prior periods have also been adjusted accordingly. For the wealth management business:

•	Compensation and benefits, which mainly include compensation of relationship managers and back-office employees, were US$23.7 million, a 45.5% increase from the corresponding period in 2013. In the fourth quarter of 2014, relationship manager compensation increased by 49.3% year-over-year, which is in line with the net increase in one-time commission income compared with the same period in the prior year. The increase in other compensation was mainly due to the expansion of the Company’s back-office departments.

•	Selling expenses for the fourth quarter of 2014 were US$7.8 million, a 47.4% increase from the corresponding period in 2013, primarily due to increased expenses in general marketing activities and professional consulting fees.

•	G&A expenses for the fourth quarter of 2014 were US$4.5 million, an 11.5% decrease from the corresponding period in 2013, resulting from decreases in consulting fees related to the wealth management business.

•	Other operating expenses mainly included costs incurred directly in relation to our revenues. Other operating expenses for the fourth quarter of 2014 were US$1.4 million, representing an increase of US$1.3 million year-over-year. The increase was mainly due to the expansion of our other businesses including insurance and education, as well as the increase in bank charges in connection with the increased transaction volume through our mutual fund distribution channel.

•	Government subsidies represent cash subsidies received in the PRC from local governments for general corporate purposes. Government subsidies for the fourth quarter of 2014 were US$7.2 million, a significant increase from the corresponding period in 2013.

•	Operating cost and expenses of the asset management business for the fourth quarter of 2014 were US$9.4 million, a 75.6% increase from the corresponding period in 2013. For the asset management business:

•	Compensation and benefits mainly include compensation of fund managers and back-office employees. Compensation and benefits for the fourth quarter of 2014 were US$4.9 million, a 66.7% increase from the corresponding period in 2013, in line with the increase in headcount to manage an increased volume of funds.

•	Selling expenses for the fourth quarter of 2014 were US$0.5 million, US$0.3 million less compared with the corresponding period in 2013.

•	G&A expenses for the fourth quarter of 2014 were US$4.6 million, a 177.0% increase from the corresponding period in 2013, mainly driven by increased consultant expenses incurred in relation to the corporate strategy of segmentation and costs associated with the newly rented office building for our asset management business.

•	Operating cost and expenses of the internet finance business for the fourth quarter of 2014 were US$5.9 million, which mainly included compensation and benefits of US$3.9 million, selling expenses of US$0.3 million, G&A expenses of US$1.2 million and other operating expenses of US$0.4 million. These represent our expenses in human resources, marketing, internet infrastructures and other expenses incurred in promoting our internet finance business.

Operating Margin

Operating margin for the fourth quarter of 2014 was 28.2%, as compared to 29.2% for the corresponding period in 2013.

•	Operating margin of the wealth management business for the fourth quarter of 2014 was 40.4%, compared to 27.8% for the corresponding period in 2013. The increase was mainly due to higher level of government subsidies the Company received in the fourth quarter of 2014 compared with the corresponding period in 2013.

•	Operating margin of the asset management business for the fourth quarter of 2014 was 17.8%, compared to 35.5% for the corresponding period in 2013. The decrease in operating margin year-over-year for the fourth quarter of 2014 was mainly attributable to increased consultant expenses incurred in relation to the corporate strategy of segmentation and the costs associated with the newly rented office building for our asset management business.

•	Operating loss of the internet finance business for the fourth quarter of 2014 was US$4.5 million. The Company began to operate its internet finance business in the second quarter of 2014.

Income Tax Expenses

Income tax expenses for the fourth quarter of 2014 were US$5.4 million, a 169.8% increase from the corresponding period in 2013. The year-over-year increase for the fourth quarter of 2014 was primarily attributable to the lower income tax expenses in the fourth quarter of 2013 due to the utilization of net operating loss carried over from prior years.

Net Income

Net income attributable to Noah shareholders for the fourth quarter of 2014 was US$14.8 million, a 10.2% increase from the corresponding period in 2013. Net margin for the fourth quarter of 2014 was 23.6%, as compared to 30.7% for the corresponding period in 2013. Net income per basic and diluted ADS for the fourth quarter of 2014 were both US$0.26, as compared to US$0.24 for the corresponding period in 2013.

Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2014 was US$15.5 million, a 6.5% increase from the corresponding period in 2013. Non-GAAP net margin for the fourth quarter of 2014 was 24.5%, as compared to 32.0% for the corresponding period in 2013. Non-GAAP net income per diluted ADS for the fourth quarter of 2014 was US$0.27, as compared to US$0.26 for the corresponding period in 2013.

FULL YEAR 2014 FINANCIAL RESULTS

Net Revenues

Net revenues for the full year 2014 were US$247.9 million, a 51.3% increase from 2013, due to increases in both one-time commission revenues and recurring service fees for the full year 2014.

•	For the wealth management business, net revenues from one-time commissions for the full year 2014 were US$92.8 million, a 25.4% increase from 2013, primarily due to an increase in transaction value and average commission rate. Net revenues from recurring service fees for the full year 2014 were US$89.7 million, a 44.0% increase from 2013, mainly due to the cumulative effect of private equity funds previously distributed by the Company.

•	For the asset management business, net revenues from one-time commissions for the full year 2014 were nil compare to US$0.6 million in 2013. Net revenues from recurring service fees for the full year 2014 were US$45.3 million, a 112.7% increase from 2013. The year-over-year increase for the full year 2014 was mainly due to the increase in assets under management by the Company since the second half of 2012. Net revenues from other service fees for the full year 2014 were US$14.0 million, which mainly include performance-based income. We received and recognized performance-based income for the first time in 2014.

•	Net revenues from the internet finance business for the full year 2014 were US$2.7 million compared with nil in 2013, as the Company launched its internet finance business in the second quarter of 2014.

Operating cost and expenses for the full year 2014 were US$158.2 million, a 53.3% increase from 2013.

•	Operating cost and expenses of the wealth management business for the full year 2014 were US$113.7 million, a 27.3% increase from 2013. For the wealth management business:

•	Compensation and benefits in the full year 2014 were US$86.7 million, including compensation of relationship managers of US$51.8 million and compensation of back-office employees of US$34.9 million. Total compensation and benefits increased by 34.5% year-over-year, which is in line with the increase in revenues from the wealth management business.

•	Selling expenses for the full year 2014 were US$22.0 million, a 45.2% increase from 2013, primarily due to increased expenses in general marketing activities, rental expenses and client related service fees.

•	G&A expenses for the full year 2014 were US$12.1million, a 13.7% decrease from the corresponding period in 2013, resulting from decreases in consulting fees related to the wealth management business.

•	Other operating expenses for the full year 2014 were US$3.8 million, representing an increase of US$3.1 million year-over-year. The significant increase was mainly due to the expansion of our other businesses, including insurance and education, as well as the increase in bank charges in connection with the increased transaction volume through our mutual fund distribution channel.

•	Government subsidies for the full year 2014 were US$10.9 million, a 119.0% increase from 2013, due to the subsidies received from certain local governments in the PRC in relation to the increased amount of investments the Company made and taxable income it generated in certain local districts.

•	Operating cost and expenses of the asset management business for the full year 2014 were US$31.6 million, a 127.4% increase from 2013. For the asset management business:

•	Compensation and benefits for the full year 2014 were US$23.9 million, a 177.3% increase from the corresponding period in 2013, driven by the increased volume of funds under management.

•	Selling expenses for the full year 2014 were US$1.6 million, a 2.7% increase from 2013.

•	G&A expenses for the full year 2014 were US$9.8 million, a 140.9% increase from 2013, mainly driven by increased expenses incurred to build back-office departments, consultant expenses incurred related the corporate strategy of segmentation and costs of the newly rented office building for our asset management business.

•	Operating cost and expenses of the internet finance business for the full year 2014 were US$12.9 million, which mainly include compensation and benefits of US$9.1 million, selling expenses of US$0.4 million, G&A expenses of US$2.7 million and other operating expenses of US$0.8 million.

Operating Margin

Operating margin for the full year 2014 was 36.2%, as compared to 37.0% for 2013. The year-over-year decreases for the fourth quarter of 2014 and the full year 2014 were mainly attributable to our continuing investment in our internet finance business.

•	Operating margin of the wealth management business for the full year 2014 was 38.8%, as compared to 36.7% for 2013.

•	Operating margin of the asset management business for the full year 2014 was 46.7%, as compared to 38.9% for 2013.

•	Operating loss of the internet finance business for the full year 2014 was US$10.2 million.

Income Tax Expenses

Income tax expenses for the full year 2014 were US$24.5 million, a 50.8% increase from US$16.3 million in 2013, primarily due to an increase in taxable income.

Net Income

Net income attributable to Noah shareholders for the year 2014 was US$72.4 million, a 40.8% increase from 2013. Net margin for the year 2014 was 30.3%, as compared to 32.4% for 2013. Net income per basic and diluted ADS for the year 2014 were US$1.30 and US$1.28, respectively, as compared to US$0.94 and US$0.92 for 2013.

Non-GAAP net income attributable to Noah shareholders for the year 2014 was US$77.7 million, a 37.1% increase from 2013. Non-GAAP net margin for the year 2014 was 31.3%, as compared to 34.6% for 2013. Non-GAAP net income per diluted ADS for the year 2014 was US$1.38, as compared to US$1.01 for 2013.

Balance Sheet and Cash Flow

As of December 31, 2014, the Company had US$282.1 million in cash and cash equivalents, an increase of US$23.6 million from US$258.5 million as of September 30, 2014, and an increase of US$86.0 million from US$196.1 million as of December 31, 2013. In the fourth quarter of 2014, the Company generated US$39.8 million from its operating activities and used a net US$14.6 million in investing activities, mostly related to investment in affiliates. The Company generated US$95.1 million from its operating activities, used a net US$14.8 million in its investing activities, and generated a net US$9.7 million from its financing activities for the full year 2014.

2015 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2015 is expected to be in the range of US$90.0 million to US$95.0 million, representing a year-over-year increase in the range of 15.9% to 22.3%. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a conference call on Monday, March 16, 2015 at 8:00 pm (Eastern) / 5:00 pm (Pacific) / 8:00 am (Hong Kong, Tuesday, March 17, 2015) to discuss its fourth quarter and full year 2014 unaudited financial results and recent business activities. The conference call may be accessed by calling the following numbers:

Toll Free
United States	+1-888-346-8982
China	4001-201203
Hong Kong	###-##-####

Toll
International	+1-412-902-4272

Conference ID #	Noah Holdings Limited Call

A telephone replay will be available one hour after the call until March 23, 2015 at +1-877-344-7529 (US Local Toll) or +1-412-317-0088 (International). Conference ID # 10061711.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth management service provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China. Noah distributed US$10.3 billion of wealth management products in 2014 and had a total of US$8.1 billion of assets under management as of December 31, 2014.

Noah distributes a wide array of wealth management products including fixed income products, private equity funds, mutual funds and insurance products. Noah also manages private equity funds, real estate funds, hedge funds, and other assets through Gopher Asset Management. In addition, in the second quarter of 2014, the Company launched a self-developed internet finance platform to provide financial products and services to white-collar professionals in China. Noah delivers customized financial solutions to clients through a network of 779 relationship managers across 94 branches and sub-branches in 63 cities in China, and serves the international investment needs of its clients through a wholly-owned subsidiary in Hong Kong. The Company’s wealth management business had 70,557 registered clients as of December 31, 2014 and 9,010 active clients in 2014.

Noah has won numerous awards including Hurun Report’s Popular Independent Wealth Management Institution award in 2013 and 2014, Forbes’ Best Potential Business in China award in 2015, Deloitte’s Technology Fast 500 Asia Pacific award in 2013, and STCN’s Best Third Party Wealth Management Company award in 2014.

For more information please visit Noah at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2015 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statement, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Noah Holdings Limited

Ke-Li Cheng, Officer of IR

Tel: +86 21 2510 0889

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	September 30, 2014	December 31, 2014
	$	$
Assets
Current assets:
Cash and cash equivalents	258,459,924	282,081,829
Restricted cash	162,920	161,171
Short-term investments	26,037,694	22,182,012
Accounts receivable, net of allowance for doubtful accounts of nil at September 30, 2014 and December 31, 2014	22,840,267	10,970,775
Loans receivable	8,577,462	6,932,469
Deferred tax assets	789,145	3,522,054
Amounts due from related parties	24,446,914	31,085,548
Other current assets	7,119,402	9,430,135

Total current assets	348,433,728	366,365,993

Long-term investments	11,789,800	9,870,939
Investment in affiliates	19,867,059	35,817,261
Property and equipment, net	12,970,238	14,852,566
Non-current deferred tax assets	1,571,197	2,262,489
Other non-current assets	1,985,605	1,930,814

Total Assets	396,617,627	431,100,062

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	41,517,860	51,649,188
Income tax payable	4,902,151	8,936,390
Amounts due to related parties	36,334	125,459
Deferred revenues	19,784,572	15,747,984
Short-term bank loans	8,145,976	8,058,537
Other current liabilities	17,761,287	27,134,180

Total current liabilities	92,148,180	111,651,738

Non-current uncertain tax position liabilities	1,762,402	1,793,459
Other non-current liabilities	3,401,455	5,004,281

Total Liabilities	97,312,037	118,449,478

Equity	299,305,590	312,650,584

Total Liabilities and Equity	396,617,627	431,100,062

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	December 31, 2013	December 31, 2014	Change
	$	$
Revenues:
Third-party revenues
One-time commissions	15,504,040	22,303,654	43.9%
Recurring service fees	9,361,186	14,146,916	51.1%
Other service fees	1,883,178	3,759,172	99.6%

Total third-party revenues	26,748,404	40,209,742	50.3%
Related party revenues
One-time commissions	4,153,964	5,616,654	35.2%
Recurring service fees	17,486,442	21,226,647	21.4%
Other service fees	(319,574)	30,213	(109.5%)

Total Related party revenues	21,320,832	26,873,514	26.0%
Total revenues	48,069,236	67,083,256	39.6%
Less: business taxes and related surcharges	(2,624,299)	(3,810,240)	45.2%

Net revenues	45,444,937	63,273,016	39.2%

Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(9,851,614)	(15,054,081)	52.8%
Other Compensations	(9,388,745)	(17,503,361)	86.4%

Total compensation and benefits	(19,240,359)	(32,557,442)	69.2%
Selling expenses	(6,040,860)	(8,510,245)	40.9%
General and administrative expenses	(6,710,277)	(10,276,744)	53.1%
Other operating expenses	(181,678)	(2,020,560)	1012.2%
Government subsidies	16,686	7,925,517	47398.0%

Total operating cost and expenses	(32,156,488)	(45,439,474)	41.3%

Income from operations	13,288,449	17,833,542	34.2%

Other income:
Interest income	1,134,154	1,513,146	33.4%
Investment income	890,285	814,270	(8.5%)
Other income	202,683	133,775	(34.0%)

Total other income	2,227,122	2,461,191	10.5%

Income before taxes and loss from equity in Affiliates	15,515,571	20,294,733	30.8%
Income tax expense	(1,995,926)	(5,385,677)	169.8%
Income from equity in affiliates	444,244	16,203	(96.4%)

Net income	13,963,889	14,925,259	6.9%
Less: net income attributable to non-controlling Interests	571,011	170,783	(70.1%)

Net income attributable to Noah Shareholders	13,392,878	14,754,476	10.2%

Income per ADS, basic	0.24	0.26	8.3%
Income per ADS, diluted	0.24	0.26	8.3%
Margin analysis:
Operating margin	29.2%	28.2%
Net margin	30.7%	23.6%
Weighted average ADS equivalent: [1]
Basic	55,187,820	56,018,144
Diluted	56,456,470	56,573,597
ADS equivalent outstanding at end of period	55,296,131	56,110,604

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

	Twelve months ended
	December 31, 2013 (audited)	December 31, 2014 (unaudited)	Change
	$	$
Revenues:
Third-party revenues
One-time commissions	57,972,609	68,698,354	18.5%
Recurring service fees	32,951,345	51,892,138	57.5%
Other service fees	5,065,113	8,864,477	75.0%

Total third-party revenues	95,989,067	129,454,969	34.9%
Related party revenues
One-time commissions	20,841,594	29,322,581	40.7%
Recurring service fees	55,508,435	90,885,669	63.7%
Other service fees	979,839	12,585,342	1184.4%

Total Related party revenues	77,329,868	132,793,592	71.7%

Total revenues	173,318,935	262,248,561	51.3%
Less: business taxes and related surcharges	(9,547,102)	(14,380,469)	50.6%

Net revenues	163,771,833	247,868,092	51.3%

Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(33,436,866)	(52,246,943)	56.3%
Performance Fee Compensation	—	(3,536,240)	—
Other Compensations	(39,606,754)	(63,826,889)	61.2%

Total compensation and benefits	(73,043,620)	(119,610,072)	63.8%
Selling expenses	(16,660,044)	(23,896,620)	43.4%
General and administrative expenses	(18,087,184)	(24,611,880)	36.1%
Other operating expenses	(734,300)	(4,861,700)	562.1%
Government subsidies	5,323,670	14,792,142	177.9%

Total operating cost and expenses	(103,201,478)	(158,188,130)	53.3%

Income from operations	60,570,355	89,679,962	48.1%

Other income (expenses):
Interest income	3,302,545	6,312,498	91.1%
Investment income	3,924,457	3,821,469	(2.6%)
Other income (expense) income	312,140	(2,270,347)	(827.3%)

Total other income	7,539,142	7,863,620	4.3%

Income before taxes and loss from equity in affiliates	68,109,497	97,543,582	43.2%
Income tax expenses	(16,263,292)	(24,531,504)	50.8%
Income from equity in affiliates	1,191,833	2,200,504	84.6%

Net income	53,038,038	75,212,582	41.8%
Less: net income attributable to non-controlling interests	1,602,867	2,806,078	75.1%

Net income attributable to Noah Shareholders	51,435,171	72,406,504	40.8%

Income per ADS, basic	0.94	1.30	38.3%
Income per ADS, diluted	0.92	1.28	39.1%
Margin analysis:
Operating margin	37.0%	36.2%
Net margin	32.4%	30.3%
Weighted average ADS equivalent: [2]
Basic	54,960,300	55,747,002
Diluted	56,016,772	56,455,646

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In U.S. dollars)

(unaudited)

	Three months ended
	December 31, 2013	December 31, 2014	Change
	$	$
Net income	13,963,889	14,925,259	6.9%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	1,972,903	(3,356,467)	(270.1%)
Fair value fluctuation of available for sale Investment (after tax)	—	17,074	—

Comprehensive income	15,936,792	11,585,876	(27.3%)
Less: Comprehensive income (loss) attributable to non-controlling interests	680,006	(231,576)	(134.1%)

Comprehensive income attributable to Noah Shareholders	15,256,786	11,817,452	(22.5%)

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In U.S. dollars)

	Twelve months ended
	December 31, 2013	December 31, 2014	Change
	$	$
Net income	53,038,038	75,212,582	41.8%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	4,508,372	(5,163,862)	(214.5%)
Fair value fluctuation of available for sale Investment (after tax)	—	422,324	—

Comprehensive income	57,546,410	70,471,044	22.5%
Less: Comprehensive income attributable to non-controlling interests	1,880,168	2,227,448	18.5%

Comprehensive income attributable to Noah Shareholders	55,666,242	68,243,596	22.6%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	December 31, 2013	December 31, 2014	Change

Number of registered clients	53,501	70,557	31.9%
Number of relationship managers	569	779	36.9%
Number of branch offices	57	63	10.5%

	Three months ended
	December 31, 2013	December 31, 2014	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	2,927	3,529	20.6%
Transaction value:
Fixed income products	9,502	7,479	(21.3%)
Private equity fund products	1,315	2,276	73.1%
Other products, including mutual fund products, private securities investment funds and insurance products	560	2,076	270.7%

Total transaction value	11,377	11,831	4.0%

Average transaction value per client	3.89	3.35	(13.9%)

	Twelve months ended
	December 31, 2013	December 31, 2014	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	6,445	9,010	39.6%

Transaction value:

Fixed income products	35,709	40,212	12.6%

Private equity fund products	6,426	11,971	86.3%

Other products, including mutual fund products, private securities investment funds and insurance products	2,352	11,187	375.6%

Total transaction value	44,487	63,371	42.4%

Average transaction value per client	6.90	7.03	1.9%

Noah Holdings Limited

Segment Condensed Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	December 31, 2013	December 31, 2014	Change
	$	$
Wealth Management Business
Revenues:
Third-party revenues
One-time commissions	15,291,714	22,303,654	45.9%
Recurring service fees	7,094,015	11,396,107	60.6%
Other service fees	1,798,306	2,053,333	14.2%

Total third-party revenues	24,184,035	35,753,094	47.8%
Related party revenues
One-time commissions	3,761,205	5,616,654	49.3%
Recurring service fees	11,380,798	12,460,492	9.5%

Total Related party revenues	15,142,003	18,077,146	19.4%

Total revenues	39,326,038	53,830,240	36.9%
Less: business taxes and related surcharges	(2,176,246)	(3,208,737)	47.4%

Net revenues	37,149,792	50,621,503	36.3%

Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(9,836,241)	(14,688,971)	49.3%
Other Compensations	(6,479,638)	(9,043,014)	39.6%

Total compensation and benefits	(16,315,879)	(23,731,985)	45.5%
Selling expenses	(5,275,677)	(7,777,688)	47.4%

General and administrative expenses	(5,066,970)	(4,482,375)	(11.5%)
Other operating expenses	(166,416)	(1,417,939)	752.0%
Government subsidies	16,686	7,249,500	43346.6%

Total operating cost and expenses	(26,808,256)	(30,160,487)	12.5%

Income from operations	10,341,536	20,461,016	97.9%

Noah Holdings Limited

Segment Condensed Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2013	December 31, 2014	Change
	$	$
Wealth Management Business
Revenues:
Third-party revenues
One-time commissions	57,813,505	68,973,857	19.3%
Recurring service fees	28,434,140	39,462,923	38.8%
Other service fees	4,891,288	3,216,364	(34.2%)

Total third-party revenues	91,138,933	111,653,144	22.5%
Related party revenues
One-time commissions	20,551,396	29,396,691	43.0%
Recurring service fees	37,492,722	55,589,582	48.3%
Other service fees	44,199	333,455	654.4%

Total Related party revenues	58,088,317	85,319,728	46.9%

Total revenues	149,227,250	196,972,872	32.1%
Less: business taxes and related surcharges	(8,237,942)	(11,129,939)	35.1%

Net revenues	140,989,308	185,842,933	31.8%

Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(33,362,053)	(51,843,586)	55.4%
Other Compensations	(31,077,968)	(34,851,930)	12.1%

Total compensation and benefits	(64,440,021)	(86,695,516)	34.5%

Selling expenses	(15,117,644)	(21,951,311)	45.2%
General and administrative expenses	(14,037,239)	(12,117,434)	(13.7%)
Other operating expenses	(694,460)	(3,836,816)	452.5%
Government subsidies	4,997,145	10,943,240	119.0%

Total operating cost and expenses	(89,292,219)	(113,657,837)	27.3%

Income from operations	51,697,089	72,185,096	39.6%

Noah Holdings Limited

Segment Condensed Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	December 31, 2013	December 31, 2014	Change
	$	$
Asset Management Business
Revenues:
Third-party revenues
One-time commissions	212,326	—	(100.0%)
Recurring service fees	2,267,171	2,750,809	21.3%
Other service fees	84,872	473,935	458.4%

Total third-party revenues	2,564,369	3,224,744	25.8%
Related party revenues
One-time commissions	436,911	—	(100.0%)

Recurring service fees	6,105,644	8,766,155	43.6%

Other service fees	(363,726)	—	(100.0%)

Total Related party revenues	6,178,829	8,766,155	41.9%

Total revenues	8,743,198	11,990,899	37.1%
Less: business taxes and related surcharges	(448,053)	(567,021)	26.6%

Net revenues	8,295,145	11,423,878	37.7%

Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(15,373)	—	(100.0%)
Other Compensations	(2,909,107)	(4,875,580)	67.6%

Total compensation and benefits	(2,924,480)	(4,875,580)	66.7%
Selling expenses	(765,183)	(454,331)	(40.6%)
General and administrative expenses	(1,643,307)	(4,551,221)	177.0%
Other operating expenses	(15,262)	(188,548)	1135.4%
Government subsidies	—	676,017	—

Total operating cost and expenses	(5,348,232)	(9,393,663)	75.6%

Income from operations	2,946,913	2,030,215	(31.1%)

Noah Holdings Limited

Segment Condensed Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2013	December 31, 2014	Change
	$	$
Asset Management Business
Revenues:
Third-party revenues
One-time commissions	212,326	—	(100.0%)
Recurring service fees	4,517,205	12,429,215	175.2%
Other service fees	120,603	2,655,721	2102.0%

Total third-party revenues	4,850,134	15,084,936	211.0%
Related party revenues
One-time commissions	436,911	—	(100.0%)
Recurring service fees	18,015,713	35,291,220	95.9%
Other service fees	788,927	12,038,725	1426.0%

Total Related party revenues	19,241,551	47,329,945	146.0%

Total revenues	24,091,685	62,414,881	159.1%
Less: business taxes and related surcharges	(1,309,160)	(3,127,877)	138.9%

Net revenues	22,782,525	59,287,004	160.2%

Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(74,813)	(38,246)	(48.9%)
Performance Fee Compensation	—	(3,536,240)	—
Other Compensations	(8,528,786)	(20,282,224)	137.8%

Total compensation and benefits	(8,603,599)	(23,856,710)	177.3%
Selling expenses	(1,542,400)	(1,583,422)	2.7%
General and administrative expenses	(4,049,945)	(9,755,093)	140.9%
Other operating expenses	(39,840)	(272,047)	582.8%
Government subsidies	326,525	3,844,512	1077.4%

Total operating cost and expenses	(13,909,259)	(31,622,760)	127.4%

Income from operations	8,873,266	27,664,244	211.8%

Noah Holdings Limited

Segment Condensed Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended December 31, 2014	Twelve months ended December 31, 2014
	$	$
Internet Finance Business
Revenues:
Third-party revenues
Other service fees	1,231,904	2,716,889

Total third-party revenues	1,231,904	2,716,889
Related party revenues
Recurring service fees		4,867
Other service fees	30,213	139,052

Total Related party revenues	30,213	143,919
Total revenues	1,262,117	2,860,808
Less: business taxes and related surcharges	(34,482)	(122,653)

Net revenues	1,227,635	2,738,155

Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(365,110)	(365,110)
Other Compensations	(3,584,767)	(8,692,736)
Total compensation and benefits	(3,949,877)	(9,057,846)
Selling expenses	(278,226)	(361,887)
General and administrative expenses	(1,243,148)	(2,739,353)
Other operating expenses	(414,073)	(752,837)
Government subsidies	—	4,390

Total operating cost and expenses	(5,885,324)	(12,907,533)

Income from operations	(4,657,689)	(10,169,378)

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Three months ended
	December 31, 2013	December 31, 2014	Change
	$	$

Net margin	30.7%	23.6%
Adjusted net margin (non-GAAP)*	33.3%	24.8%

Net income attributable to Noah Shareholders	13,392,878	14,754,476	10.2%
Adjustment for share-based compensation related to:

Share options	37,989	327,336	761.7%
Restricted shares	1,127,234	424,136	(62.4%)

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	14,558,101	15,505,948	6.5%

Net income attributable to Noah Shareholders per ADS, diluted	0.24	0.26	8.3%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	0.26	0.27	3.8%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2013	December 31, 2014	Change
	$	$

Net margin	32.4%	30.3%
Adjusted net margin (non-GAAP)*	35.6%	32.5%

Net income attributable to Noah Shareholders	51,435,171	72,406,504	40.8%
Adjustment for share-based compensation related to:
Share options	205,699	1,464,233	611.8%
Restricted shares	5,040,248	3,834,496	(23.9%)

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	56,681,118	77,705,233	37.1%

Net income attributable to Noah Shareholders per ADS, diluted	0.92	1.28	39.1%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	1.01	1.38	36.6%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

Exhibit 99.2

NOAH HOLDINGS LIMITED APPOINTS KENNY LAM AS GROUP PRESIDENT

SHANGHAI, CHINA — March 17, 2015 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), China’s leading wealth and asset management service provider, focusing on global wealth investment and asset allocation services for high net worth individuals and enterprises in China, today announced the appointment of Kenny Lam to be Group President effective immediately. He will oversee Noah’s operational and management functions and key strategic initiatives. He will report directly to Ms. Jingbo Wang, Chairman and Chief Executive Officer of Noah.

“I am excited to have Kenny join Noah’s executive leadership team as he brings a wealth of experience and knowledge of the financial services sector,” said Ms. Jingbo Wang, Founder, Chairman of the Board of Directors, and Chief Executive Officer. “Kenny’s professional expertise in strategic planning, new management and operational approaches, and his deep familiarity with our business and strategy make him the ideal candidate to help our businesses grow and achieve our long term goals. He has shown a longstanding and tireless commitment to Noah through his leadership of the McKinsey team serving Noah for multiple years. I will partner with Kenny and will focus on driving new business development and key strategic initiatives. We believe, together with the entire team, we will bring Noah to new levels of success.”

Mr. Lam brings 14 years of experience in strategic, operational and management transformations in the financial industry. He was a Global Senior Partner at McKinsey and a co-leader of its Asia Financial Service Practice, covering 13 markets across Asia. He was the fastest rising Partner in McKinsey Asia when elected as a Global Partner within six years from his entry to McKinsey. Under his leadership, McKinsey’s private, retail and digital banking practices have more than tripled their client activities. He has led transformational programs for leading financial institutions across China, India, Taiwan, Singapore, Hong Kong, Korea and Japan on a wide range of strategic, financial and operational topics and is McKinsey’s expert on private banking and wealth management. He has worked with governments and regulators on private banking strategy in the key offshore hubs of Asia. At McKinsey, he was also the Chairman of its people performance review committees, overseeing the review of Greater China’s more than 200 professionals.

Before McKinsey, he was with American law firm Shearman & Sterling in New York and Hong Kong, counseling multinational corporations in various M&A transactions and NYSE/Nasdaq public offerings.

Mr. Lam graduated with a MA (Honours) in Law from Oxford University and magna cum laude with a BS in Finance from the Wharton School of the University of Pennsylvania, where he was a Joseph Wharton Scholar and a Benjamin Franklin Scholar.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth management service provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China. Noah distributed US$10.3 billion of wealth management products in 2014 and had a total of US$8.1 billion of assets under management as of December 31, 2014.

Noah distributes a wide array of wealth management products including fixed income products, private equity funds, mutual funds and insurance products. Noah also manages private equity funds, real estate funds, hedge funds, and other assets through Gopher Asset Management. In addition, in the second quarter of 2014, the Company launched a self-developed internet finance platform to provide financial products and services to white-collar professionals in China. Noah delivers customized financial solutions to clients through a network of 779 relationship managers across 94 branches and sub-branches in 63 cities in China, and serves the international investment needs of its clients through a wholly-owned subsidiary in Hong Kong. The Company’s wealth management business had 70,557 registered clients as of December 31, 2014 and 9,010 active clients in 2014.

Noah has won numerous awards including Hurun Report’s Popular Independent Wealth Management Institution award in 2013 and 2014, Forbes’ Best Potential Business in China award in 2015, Deloitte’s Technology Fast 500 Asia Pacific award in 2013, and STCN’s Best Third Party Wealth Management Company award in 2014.

For more information please visit Noah at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the full year 2014 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Ke-Li Cheng, Officer of IR

Tel: +86 21 2510 0889

ir@noahwm.com